                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)

                            SIBIA NEUROSCIENCES, INC.
                            (Name of Subject Company)

                                MERCK & CO., INC.
                               MC SUBSIDIARY CORP.

                                    (BIDDERS)

                          COMMON STOCK, $.001 PAR VALUE
                                 (INCLUDING THE
                               ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    825732100
                         (CUSIP NUMBER OF COMMON STOCK)

                                CELIA A. COLBERT
                               MC SUBSIDIARY CORP.
                              C/O MERCK & CO., INC.
                                 ONE MERCK DRIVE
                      WHITEHOUSE STATION, NEW JERSEY 08889
                                 (908) 423-1000

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                            GARY P. COOPERSTEIN, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8000
                            ------------------------

                          CALCULATION OF FILING FEE
==============================================================================
        TRANSACTION VALUATION*                  AMOUNT OF FILING FEE*
------------------------------------------------------------------------------
              $85,935,212                            $17,187.04
==============================================================================

* FOR PURPOSES OF CALCULATING FEE ONLY. THIS AMOUNT IS BASED ON A PER SHARE OFFERING PRICE OF $8.50, FOR 9,703,769 SHARES OF COMMON STOCK OUTSTANDING AS OF JULY 23, 1999, PLUS THE NUMBER OF SHARES ASSUMED ISSUABLE PURSUANT TO THE SHARE OF OUTSTANDING CONVERTIBLE PREFERRED STOCK. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE AGGREGATE OF THE CASH OFFERED BY THE BIDDER.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.


   AMOUNT PREVIOUSLY PAID:        $17,187.04
   FORM OR REGISTRATION NO.:      Schedule 14D-1
   FILING PARTY:                  Merck & Co., Inc. and MC Subsidiary Corp.
   DATE FILED:                    August 6, 1999

     This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 initially filed August 6, 1999 (as previously amended and as amended hereby, the "Schedule 14D-1") relating to a tender offer by MC Subsidiary Corp., a Delaware corporation ("Offeror") and a direct wholly owned subsidiary of Merck & Co., Inc., a New Jersey corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Common Stock"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of March 17, 1997, and amended as of July 30, 1999, between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), of SIBIA Neurosciences, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").


     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase.

ITEM 10. ADDITIONAL INFORMATION.

The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     Section 253(a) of the Delaware Law has recently been amended to provide that in order to effect a "short-form" merger a corporation must own 90% of the stock of only those classes of outstanding shares that would be entitled to vote on a merger (previously it was necessary to own 90% of the stock of all classes of outstanding shares whether or not such classes were entitled to vote on a merger). Therefore, if Offeror purchases 90% or more of the outstanding shares of Common Stock in the Offer it will have the ability to cause a "short-form" merger to be consummated whether or not Offeror has acquired the outstanding share of the Series B Convertible Preferrred Stock.

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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      August 26, 1999

                                       MERCK & CO., INC.


                                       By: /s/ Judy C. Lewent
                                          --------------------------------------
                                          Name:  Judy C. Lewent
                                          Title: Senior Vice President and
                                                 Chief Financial Officer



                                       MC SUBSIDIARY CORP.


                                       By: /s/ Judy C. Lewent
                                          --------------------------------------
                                          Name:  Judy C. Lewent
                                          Title: President



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